May 12, 2006

Via E-mail and EDGAR

Mr. Michael K. Pressman
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, NE
Washington, DC 20549

Re:	On Track Innovations Ltd. (the "Company") Schedule TO-I filed April 12, 2006, as amended on May 9, 2006 File No. 5-78575

Dear Mr. Pressman:

        The purpose of this e-mail (which will subsequently be filed by EDGAR) is to respond on behalf of the Company to your telephonic inquiries with respect to the above-captioned filing relating to an offer by the Company with respect to outstanding options.

        The filing, as amended, contains an illustrative table setting forth the approximate number of shares which each option holder would be entitled to receive upon exercise, per 100 options exercised, based on the actual exercise prices or ranges of exercise prices, and the grant date of the Company’s outstanding options. You had inquired whether this table could be expanded to include every exercise price and grant date with respect to the options subject to the offer, rather than a sample or range. The Company was able to expand the table and proposes to include in an amended filing later today the following table in lieu of the one in the previous filing:

May 12, 2006

Grant Date	Exercise Price (in U.S. Dollars)	Hypothetical Amount of Options	Approximate Number of Shares to be Received

Mar-01	32.00	100	44
Mar-01	42.50	100	39
Aug-01	21.10	100	56
May-02	9.00	100	71
May-02	9.82	100	74
Jul-02	10.00	100	48
Nov-02	7.08	100	62
Nov-02	6.22	100	66
Mar-03	3.88	100	78
May-03	3.54	100	80
Aug-03	2.75	100	84
Oct-03	4.65	100	76
Nov-03	4.15	100	81
Nov-03	6.11	100	74
Feb-04	9.18	100	62
Feb-04	13.00	100	53
Feb-04	45.00	100	21
Mar-04	9.85	100	60
Mar-04	10.37	100	59
Jun-04	6.32	100	72
Jun-04	6.78	100	70
Jun-04	9.04	100	64
Jun-04	14.00	100	53
Aug-04	3.25	100	84
Aug-04	8.16	100	67
Nov-04	4.82	100	78
Nov-04	8.56	100	67
Mar-05	8.10	100	68
May-05	13.33	100	60
Aug-05	12.66	100	62
Sep-05	11.24	100	65
Sep-05	11.48	100	65
Nov-05	13.43	100	62

        In addition, you had asked the Company to confirm that an option holder who holds options to acquire a number of shares other than the hypothetical 100 shares illustrated could apply simple arithmetic to determine the number of shares he or would receive in the offer based on the applicable exercise price and grant date in the table. The Company has confirmed that this is the case and intends to add the following disclosure in each place the table appears:

“Please note the foregoing are for illustrative purposes only. Each Holder may determine the number of Shares that he or she will receive upon acceptance of the Offer by dividing (x) the number of Options held by the Holder by 100 and multiplying that number by (y) the number of Shares provided in the table above, in accordance with the date the Options were granted and their exercise price. For example, if a Holder holds 300 Options that were granted in June, 2004 at an exercise price of $9.04, such Holder receives 64 Shares for every 100 Options exercised pursuant to the terms of the Offer. Therefore, such Holder would receive 192 Shares (300 Options divided by 100 equals 3 and 64 Shares multiplied by 3 equals 192 Shares).”

May 12, 2006

        In addition, the Company will continue to maintain the e-mail address for any specific inquiries by option holders.

        If you have any questions with respect to the foregoing or any further comments or questions with respect to this filing, please contact the undersigned at (617) 338-2979.

Sincerely,

/s/ Howard E. Berkenblit

Howard E. Berkenblit

Direct line: 617 338 2979
hberkenblit@zag-sw.com